Exhibit 99.1

News Release August 6, 2026

Santacruz Silver Announces Equity Incentive Grants

Vancouver, B.C. – Santacruz Silver Mining Ltd. (NASDAQ: SCZM) (TSX.V:SCZ) (“Santacruz” or the “Company”) announces that the Company has granted an aggregate of 304,000 performance share units (“PSUs”), 296,000 restricted share units (“RSUs”) and 60,000 deferred share units (“DSUs”) to certain directors, officers and employees of the Company in accordance with the Company’s Omnibus Equity Incentive Plan (the “Plan”).

The PSUs will vest upon the achievement of certain performance metrics determined by the Company’s Compensation Committee and in accordance with the terms of the Plan. The RSUs and DSUs vest in equal one third installments on each anniversary of the grant date and in accordance with the terms of the Plan. Each vested PSU and DSU may be redeemed for one common share of the Company. Each vested RSU may be redeemed for one common share of the Company or, at the election of the Company, cash.

The grant of the awards under the Plan to related parties constitutes a related party transaction pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions. The Company is exempt from the requirements to obtain a formal valuation and minority shareholder approval in connection with the grant of the awards under the Plan to related parties in reliance on the exemptions contained in sections 5.5(b) and 5.7(1)(a) of MI 61-101, respectively.

About Santacruz Silver Mining Ltd.

Santacruz Silver is engaged in the operation, acquisition, exploration, and development of mineral properties across Latin America. In Bolivia, the Company operates the Bolivar, Porco, and Caballo Blanco mining complexes, with Caballo Blanco comprising the Tres Amigos and Colquechaquita mines. The Reserva mine, whose production is provided to the San Lucas ore sourcing and trading business, is also located in Bolivia. Additionally, the Company oversees the Soracaya exploration project. In Mexico, Santacruz operates the Zimapan mine.

‘signed’

Arturo Préstamo Elizondo,

Executive Chairman and CEO

For further information, please contact:

Arturo Préstamo

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +52 81 83 785707

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the Nasdaq Capital Market LLC accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.